Exhibit 12.1

Wal-Mart Stores, Inc.
Ratio of Earnings to Fixed Charges

	Nine Months Ended		Fiscal Years Ended
	October 31,		January 31,
(Amounts in millions)	2017	2016	2017	2016	2015	2014	2013
Income from continuing operations before income taxes	$12,159	$14,847	$20,497	$21,638	$24,799	$24,656	$25,662
Capitalized interest	(14)	(27)	(36)	(39)	(59)	(78)	(74)
Consolidated net income attributable to the noncontrolling interest	(473)	(421)	(650)	(386)	(736)	(673)	(757)
Adjusted income before income taxes	11,672	14,399	19,811	21,213	24,004	23,905	24,831

Fixed charges:
Interest (1)	1,808	1,809	2,403	2,587	2,520	2,413	2,325
Interest component of rent	650	632	862	836	916	933	859
Total fixed charges	2,458	2,441	3,265	3,423	3,436	3,346	3,184
Income before income taxes and fixed charges	$14,130	$16,840	$23,076	$24,636	$27,440	$27,251	$28,015
Ratio of earnings to fixed charges	5.7	6.9	7.1	7.2	8.0	8.1	8.8
(1) Includes interest on debt, capital leases and financing obligations, amortization of debt issuance costs and capitalized interest.